AMENDMENT

Certificate of Amendment

of the

Certificate of Incorporation

of

Response Genetics, Inc.

Adopted in accordance with the provisions of Section 241
of the General Corporation Law of the State of Delaware

The undersigned, being the President and Chief Executive Officer of Response Genetics, Inc. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

FIRST: That the Certificate of Incorporation of the Corporation has been amended as follows, by striking out the whole of Article Fourth as it now exists and inserting in lieu and instead thereof, a new Article Fourth, reading as follows

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is Fifty Million (50,000,000) shares of common stock, par value $0.01 per share (the “Common Stock”), and Five Million (5,000,000) shares of undesignated Preferred Stock, par value $0.01 per share (the “Preferred Stock”), that may be issued from time to time by the Board in one or more series.

Upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation, as amended (the “Effective Time”), each 0.8 issued shares of Common Stock shall be combined and changed into one (1) whole share of Common Stock (the “Reverse Stock Split”), without any change in the powers, preferences and rights or qualifications, limitations or restrictions thereof, such that every share of Common Stock outstanding or held by the Corporation in its treasury on the date of the filing of the Restated Charter, and without further action of any kind on the part of the Corporation or its stockholders, shall be changed and reclassified into such related number of shares of Common Stock as may be necessary to effectuate the chosen ratio, which shares shall be fully paid and nonassessable shares of Common Stock. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Each holder of Common Stock at the Effective Time who would otherwise have been entitled to a fraction of a share (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the fair value per share as determined by the Board.

The Board of Directors of the Corporation is hereby expressly authorized to provide, by resolution or resolutions duly adopted by it prior to issuance , for the creation of each such series and to fix the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to the shares of each such series. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determining the following:

a. the designation of the series and the number of shares to constitute such series (which number may be increased or decreased from time to time unless otherwise provided by the Board of Directors);

b. the dividend rate (or method of determining such rate), any conditions on which and times at which dividends are payable, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or of any other series of capital stock including the Preferred Stock, and whether such dividends shall be cumulative or non-cumulative;

c.  whether the series will be redeemable (at the option of the Corporation or the holders of such shares or both, or upon the happening of a specified event) and, if so, the redemption prices and the conditions and times upon which redemption may take place and whether for case, property or rights, including securities of the Corporation or another corporation;

d.   whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relating to the operation thereof;

e.   the conversion or exchange rights (at the option of the Corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange times, prices, rates, adjustments and other items of conversion or exchange;

f.  whether the shares of such series shall have voting rights in addition to any voting rights provided as a matter of law and, if so, the terms of such voting rights, which may be general or limited;

g.  the conditions or restrictions, if any, upon the issue or reissue or sale of any additional stock, including additional shares of such series or of any other series of Preferred Stock or of any other class;

h.  the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation or upon any dissolution of the assets of the Corporation (including preferences over the Common Stock or other class or classes or series of capital stock including the Preferred Stock);

i.  the preemptive rights, if any, to subscribe to additional issues of stock or securities of the Corporation;

j.  the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of, the Common Stock or shares of stock of any other class or any other series of Preferred Stock; and

k.  such other special rights and privileges, if any, for the benefit of the holders of the Preferred Stock, as shall not be inconsistent with the provisions of the Corporation’s Certificate of Incorporation, as amended, or applicable law.

All shares of Preferred Stock of the same series shall be identical in all respects, except that shares of any one series issued at different times may differ as to dates, if any, from which dividends thereon may accumulate. All shares of Preferred Stock redeemed, purchases or otherwise acquired by the Corporation (including share surrendered for conversion) shall be cancelled an thereupon restored to the status of authorized but unissued shares of Preferred Stock undesignated as to series.”

SECOND: That the Certificate of Incorporation of the Corporation has been amended as follows, by striking out the whole of Article Sixth as it now exists and inserting in lieu and instead thereof, a new Article Sixth, reading as follows:

“SIXTH:

A. Any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and not by written consent.

B. Special meetings of the stockholders may only be called by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For the purposes of this Certificate of Incorporation, the term "Whole Board" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.”

THIRD: That the Certificate of Incorporation of the Corporation has been amended as follows, by striking out the whole of Article Seventh as it now exists and inserting in lieu and instead thereof, a new Article Seventh, reading as follows:

“SEVENTH:

The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the Delaware General Corporation Law and all rights conferred upon stockholders are granted subject to this reservation; provided that in addition to the vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of shares of voting stock of the Corporation representing at least eighty (80%) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt (whether by merger, consolidation or otherwise) any provision inconsistent with, Articles SIXTH, this Article SEVENTH and Article EIGHTH of this Certificate of Incorporation.”

FOURTH: That the Certificate of Incorporation of the Corporation has been amended as follows, by striking out the whole of Article Eighth as it now exists and inserting in lieu and instead thereof, a new Article Eighth, reading as follows:

“EIGHTH:

The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least eighty (80%) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any provision of the Bylaws of the Corporation.”

FIFTH: That the Certificate of Incorporation of the Corporation has been amended as follows, by striking out the whole of Section 5 of the Certificate of Designation of the Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights, and of the Qualifications, Limitations or Restrictions, of Series B Convertible Preferred Stock ($.01 Par Value Per Share) (the “Certificate of Designation of the Series B Preferred Stock”) as it now exists and inserting in lieu and instead thereof, a new Section 5 of the Certificate of Designation of the Series B Preferred Stock, reading as follows:

“Section 5. Conversion. The holders of the Series B Preferred Stock shall have conversion rights as follows:

a. Each share of Series B Preferred Stock is convertible into one share of Common Stock (the “Conversion Rate”). The Conversion Rate shall be subject to appropriate adjustment by the Board of Directors of the Corporation in the event of any stock split, dividend or similar division of the Common Stock or reverse split of similar combination of the Common Stock prior to conversion.

b. All shares of Series B Preferred Stock shall be automatically converted into shares of Common Stock upon the completion of the Corporation’s initial public offering.

c. Before any holder of Series B Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefore, duly endorsed, at the office of the Corporation or of any transfer agent for the Series B Preferred Stock together with such other documents and evidence of payment of any required taxes on the part of the holder as the Corporation may request, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series B Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

d. Upon conversion, the holders of shares of Series B Preferred Stock shall be entitled to receive any accrued and unpaid dividends on the shares of Series B Preferred Stock surrendered for conversion to the date of such conversion. Such dividends shall be payable at the Corporation’s option in either cash or in that number of shares of Common Stock determined by dividing the total amount of dividends due by the Fair Market Value of the Common Stock. In the event of payment of dividends in shares of Common Stock no fractional shares shall be issued but cash shall be paid in lieu of the issuance of the fractional shares based upon the Fair Market Value of such fractional shares.

e. The Corporation shall pay any and all issue or other taxes that may be payable in respect of any issuance or delivery of shares of Common Stock on conversion of the Series B Preferred Stock. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of Common Stock in a name other than that of the holder of Series B Preferred Stock, and no such issuance or delivery shall be made unless and until the person requesting such issuance has paid to the Corporation the amount of such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

f. The Corporation shall at all times reserve and keep available for issuance upon the conversion of the Series B Preferred Stock, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Series B Preferred Stock, and shall take all action required to increase the authorized number of shares of Common Stock if necessary to permit the conversion of all outstanding shares of Series B Preferred Stock.

SIXTH: That the Certificate of Incorporation of the Corporation has been amended as follows, by striking out the whole of Section 6 of the Certificate of Designation of the Series B Preferred Stock.

SEVENTH: That the foregoing amendments have been adopted by the written consent of the holders of not less than a majority of the outstanding capital stock entitled to vote thereon and that prompt written notice of the corporate action shall be given to those stockholders who have not consented in writing, all in accordance with the provisions of Section 228 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, I have signed this certificate this 4th day of June, 2007.

Response Genetics, Inc.

By:_/s/ Kathleen Danenberg
Kathleen Danenberg,
President and Chief Executive Officer